JOSEPH M. MANNON OF COUNSEL 312-609-7883 jmannon@vedderprice.com

November 2, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen Georgia Dividend Advantage Municipal Fund 2
(the “Registrant” or “Acquiring Fund”);
File No. 333-176890

To The Commission:

On behalf of the Registrant, the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 relating to the issuance of common and preferred shares in connection with the proposed reorganizations (each, a Reorganization and collectively, the Reorganizations) of Nuveen Georgia Dividend Advantage Municipal Fund and Nuveen Georgia Premium Income Municipal Fund (each, an “Acquired Fund” and collectively, the “Acquired Funds”) into the Acquiring Fund was filed on November 2, 2011. The Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.”

With respect to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement filed on October 14, 2011, the staff of the Securities and Exchange Commission (“SEC”) provided comments by phone to the undersigned on October 26, 2011. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The analysis is attached as Appendix A.

(2)	Comment: In the Q/A section and Comparative Fee Table, please add the projected costs of the reorganization for each Fund.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.

November 2, 2011

Response: The requested disclosure has been added. The footnotes to the Comparative Fee Table also includes the amount of reorganization expenses expressed in basis points.

(3)	Comment: In the Q/A section and under Certain Federal Income Tax Consequences of the Reorganizations, add “tax free” before the word “reorganization.”

Response: The requested change has been made.

(4)	Comment: In the Q/A section, add “if any” to the language regarding the potential for increased distributions as a result of the Reorganizations.

Response: The requested change has been made.

(5)	Comment: In the Q/A section, add “excluding costs of leverage” when referring to the lower operating expenses of the combined fund.

Response: The requested change has been made.

(6)	Comment: In the Q/A section and elsewhere as appropriate, clarify that the reorganizations will not occur unless each fund obtains the requisite approvals.

Response: The requested change has been made.

(7)	Comment: In the first paragraph on page 1, add disclosure regarding the length of the term for board members elected by the preferred shareholders.

Response: The requested change has been made.

(8)	Comment: For Other Directorships held by Board Members During the Past Five Years, do not cross reference to the Principal Occupation Description.

Response: The requested change has been made.

(9)	Comment: Add the expiration dates for tax loss carryforwards in the applicable table.

Response: The requested change has been made.

November 2, 2011

(10)	Comment: Add additional disclosure in Investment Objectives and Policies on the difference between the investment objectives of Nuveen Georgia Premium Income Municipal Fund versus the other Funds.

Response: Registrant respectfully declines to make the requested change. As discussed with the staff, the Registrant believes that the minor wording differences between the investment objectives of the Funds do not result in any material differences in the investment strategies followed by the Funds. Registrant believes that it would be confusing to shareholders to characterize those differences as material.

(11)	Comment: In the Risk Factors – Market Discount from Net Asset Value, delete references to the net asset value being at a premium.

Response: The language has been revised per your comment

(12)	Comment: Detail any additional risks the Funds may be subject to as a result of a change in the fundamental policy under Proposal 4.

Response: The Registrant believes the existing disclosure adequately describes the proposed change in fundamental policy. In addition, it is desirable to maintain consistency with respect to this disclosure across the Nuveen Funds Complex.

The Registrant intends to seek acceleration on or about November 4th or as soon as practicable thereafter. A special meeting of shareholders to consider the proposed Reorganizations has been scheduled for December 16, 2011. The Registrant plans to mail the proxy materials to shareholders on or about November 4, 2011.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7883.

Sincerely,

/s/ Joseph M. Mannon

Joseph M. Mannon

JMM/cet

November 2, 2011

NUVEEN GEORGIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Georgia Dividend Advantage Municipal Fund (“Dividend Advantage”), Nuveen Georgia Premium Income Municipal Fund (“Premium Income”) (each, an “Acquired Fund” and collectively, the “Acquired Funds”) and Nuveen Georgia Dividend Advantage Municipal Fund 2 (“Acquiring Fund,” and collectively with the Acquired Funds, the “Funds”), believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund, and Nuveen Asset Management, LLC is the sub-adviser to each of the Funds. In addition, Daniel J. Close is the portfolio manager for each Fund.
Expense Structures and Expense Ratios	The expense structures of the Funds are similar, and the Acquiring Fund’s per common share expense ratio is lower than those of the Acquired Funds. It is intended that the reorganizations would result in lower operating expenses per common share (excluding costs of leverage) from greater economies of scale as the combined fund’s size will result in a lower effective management fee rate and allow fixed operating expenses to be spread over a larger asset base.
Investment Objective, Policies and Restrictions	Although the Funds have similar (but not identical) investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.
Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.
Asset Size	As of May 31, 2011, the Acquiring Fund had approximately $63 million in net assets applicable to common shares, Dividend Advantage had approximately $28 million and

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

November 2, 2011

Premium Income had approximately $53 million. The larger size of the Acquiring Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

In terms of the structure of the transaction, each Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. Each Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its respective shareholders. An analysis of the NAST Factors is consistent with this structure and result. All five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.